SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                    FORM N-14
                              REGISTRATION STATEMENT
                                      UNDER
                            THE SECURITIES ACT OF 1933
                          X     Pre-Effective Amendment No. 2
                            Post-Effective Amendment No.
                   ------                                -----

                                 BLANCHARD FUNDS
                (Exact Name of Registrant as Specified in Charter)


                                  (412) 288-1900
                         (Area Code and Telephone Number)


                            Federated Investors Tower
                       Pittsburgh, Pennsylvania 15222-3779
                     (Address of Principal Executive Offices)


                            JOHN W. MCGONIGLE, ESQUIRE
                            Federated Investors Tower
                       Pittsburgh, Pennsylvania 15222-3779
                     (Name and Address of Agent for Service)
                                     Copy to:

                           Matthew G. Maloney, Esquire
                        Dickstein, Shapiro & Morin, L.L.P.
                               2101 L Street, N.W.
                             Washington, D.C.  20037


       It is proposed that this filing will become effective on December 24, 1995 pursuant to Rule 488. (Approximate Date of Proposed Public Offering)

       An indefinite amount of the Registrant's securities has been registered under the Securities Act of 1933 pursuant to Rule 24f-2 under The Investment Company Act of 1940. In reliance upon such Rule, no filing fee is being paid at this time. A Rule 24f-2 notice for the Registrant for the year ended April 30, 1995 was filed on June 27, 1995.





                              CROSS REFERENCE SHEET
Pursuant to Item 1(a) of Form N-14 Showing Location in Prospectus of Information Required by Form N-14

Item of Part A of Form N-14 and Caption Caption or Location in Prospectus

1. Beginning of Registration Statement
   and Outside Front Cover Page of
   Prospectus ................     Cross Reference Sheet; Cover Page

2. Beginning and Outside
   Back Cover Page of Prospectus        Table of Contents

3. Synopsis Information
   and Risk Factors ..........     Summary; Risk Factors

4. Information About the
   Transaction ...............     Information About the Reorganization

5. Information About the Registrant          Information About Blanchard
                                   Funds, Short-Term Flexible, and Short-
                                   Term Global

6. Information About the Company
   Being Acquired ............     Information About Blanchard Funds,
                                   Short-Term Flexible, and Short-Term
                                   Global

7. Voting Information ........     Voting Information

8. Interest of Certain Persons and Experts        Not Applicable

9. Additional Information Required
   for Reoffering by Persons Deemed
   to be Underwriters ........     Not Applicable


Item of Part B of Form N-14 andCaption  Caption or
Statement of Additional Information     Location in


10.    Cover Page                  Cover Page

11.   Table of Contents            Table of Contents

12.  Additional Information About  Statement of Additional
         the  Registrant           Information of Blanchard Short-Term
                                   Flexible Income  Fund,
                                   dated August 7, 1995


13. Additional Information About   Statement of Additional
         the Company Being AcquiredInformation of Blanchard Short-Term
                                   Global Income Fund,
                                   dated August 7, 1995

14. Financial Statements           Financial Statements of  Blanchard
Short-Term Global Income           Fund, dated April 30, 1995;
                                   Financial Statements of Blanchard
                                   Short-Term Flexible Income Fund,   dated
April 30, 1995; Pro Forma
                                   Financial Statements

This Pre-Effective Amendment to the Registration Statement hereby incorporates by reference pursuant to Rule 411 under the Securities Act of 1933, Part A of Pre-Effective Amendment No. 1 filed October 26, 1995 in its entirety.


STATEMENT OF ADDITIONAL INFORMATION

                                NOVEMBER 20, 1995

                           ACQUISITION OF THE ASSETS OF
                     BLANCHARD SHORT-TERM GLOBAL INCOME FUND

                         BY AND IN EXCHANGE FOR SHARES OF
                    BLANCHARD SHORT-TERM FLEXIBLE INCOME FUND
                            FEDERATED INVESTORS TOWER
                       PITTSBURGH, PENNSYLVANIA  15222-3779
                         TELEPHONE NUMBER: 1-800-829-3863



This Statement of Additional Information dated November 20, 1995 is not a prospectus. A Prospectus/Proxy Statement dated November 20, 1995 related to the above-referenced matter may be obtained from Blanchard Funds on behalf of its portfolio, Blanchard Short-Term Flexible Income Fund, through Signet Financial Services, Inc. at 41 Madison Avenue, 24th Floor, New York, New York 10010. This Statement of Additional Information should be read in conjunction with such Prospectus/Proxy Statement.



           FEDERATED SECURITIES
           CORP.

           Distributor
           A subsidiary of FEDERATED INVESTORS
TABLE OF CONTENTS

1. Statement of Additional Information of Blanchard Short-Term Global Income Fund, dated August 7, 1995
2. Statement of Additional Information of Blanchard Short-Term Flexible Income Fund, dated August 7, 1995
3. Financial Statements of Blanchard Short-Term Global Income Fund, dated April 30, 1995
4. Financial Statements of Blanchard Short-Term Flexible Income Fund, dated April 30, 1995
5.   Pro Forma Financial Statements
The Statements of Additional Information of Blanchard Short-Term Global Income Fund and Blanchard Short-Term Flexible Income Fund dated August 7, 1995, are incorporated herein by reference to Post-Effective Amendment No. 29 to Blanchard Funds' Registration Statement on Form N-1A (File No. 33-3165 which was filed with the Securities and Exchange Commission on or about August 7, 1995. A copy may be obtained from Signet Financial Services, Inc. at 41 Madison Avenue, 24th Floor, New York, New York 10010. Telephone Number: 1-800-829-3863.
The financial statements of Blanchard Short-Term Global Income Fund and Blanchard Short-Term Flexible Income Fund dated April 30, 1995 are incorporated herein by reference to their respective Statements of Additional Information dated August 7, 1995, and filed with the Securities and Exchange Commission on or about August 7, 1995.

The Blanchard Short-Term Flexible Income Fund
(formerly The Blanchard Short-Term Bond Fund)
The Blanchard Short-Term Global Income Fund
Pro Forma Combining Statement of Assets and Liabilities
(unaudited) April 30, 1995

                                            The Blanchard    The Blanchard
                                            Short-Term       Short-Term
                                            Flexible Income  Global Income  Pro Forma
                                            Fund             Fund           Combined
Assets:
Investments in securities, at value
  (Identified cost, $251,583,475)           $22,952,464      $229,015,120   $251,967,584

Cash                                        47,520            2,426,706      2,474,226
Foreign currencies
   (Identified cost $3,278,316)             -----             3,317,575      3,317,575
Receivables for:
  Investments sold                          -----             50,513,648     50,513,648
  Shares of beneficial interest             501               72,379         72,880
  Interest                                  543,053           3,600,873      4,143,926
  Forward foreign currency contracts        -----             4,091,165      4,091,165
Deferred organizational expenses            48,680            25,860         74,540

     Total assets                           23,592,218        293,063,326    316,655,544

Liabilities:
Payables for:
  Shares of beneficial interest             106,165           761,158        761,158
  repurchased                               -----             50,456,095     50,456,095
  Investments purchased                     7,015             184,269        184,269
  Dividends                                 -----             7,432,426      7,432,426
  Forward foreign currency contracts        34,531            359,930        394,461
Accrued expenses and other liabilities      147,711           59,193,878     59,341,589
     Total liabilities                      $23,444,507       $233,869,448   $257,313,955

Net Assets                                  $24,355,402       $259,231,663   $283,587,065
Net Assets Consist of:
Paid-in capital                             (189,216)         (2,599,236)    (2,788,452)
Net unrealized appreciation (depreciation)
  of investments                            (58,696)          (12,018,933)   (12,077,629)
Net accumulated overdistributed
  investment income                         (662,983)         (10,744,046)   (11,407,029)
Accumulated net realized gain (loss)
  on investments                            $23,444,507       $233,869,448   $257,313,955
     Total Net Assets                       7,985,358         141,135,916    149,121,274

Shares Outstanding                          $2.94             $1.66          $1.73
Net Asset Value, and Redemption Proceeds
Per Share:




THE BLANCHARD SHORT-TERM FLEXIBLE INCOME FUND
THE BLANCHARD SHORT-TERM GLOBAL INCOME FUND
PRO FORMA COMBINING SCHEDULE OF PORTFOLIO OF INVESTMENTS
SCHEDULE OF OPEN FORWARD CURRENCY CONTRACTS AS OF APRIL 30, 1995 (UNAUDITED)

                              THE BLANCHARD SHORT-TERM GLOBAL INCOME FUND

                                                                              THE
                                                                              BLANCHARD
                                                                              SHORT-TERM
                                                             UNREALIZED       FLEXIBLE
CURRENCY                CURRENCY                   DELIVERY  APPRECIATION     INCOME       PRO FORMA
SOLD      AMOUNT        PURCHASED    AMOUNT        DATE      (DEPRECIATION)   FUND         COMBINED

Dem       27,281,492   Nlg           30,561,000   2-May-95     $21,420                     $21,420
Dem       20,246,000   Gbp           9,115,714    4-May-95     76,039                      76,039
Dem       18,092,800   Itl           22,368,128,640            10-May-95                   270,545
          270,545
Itl       28,349,000,000             Dem          25,415,766   10-May-95                   1,494,739
          1,494,739
US$       7,904,785    Jpy           778,400,000  10-May-95    1,371,578                   1,371,578
US$       10,000,000   Esp           1,289,950,000             10-May-95                   471,053
          471,053
US$       24,600,661   Esp           3,075,082,650             10-May-95                   385,791
          385,791
                             TOTAL UNREALIZED APPRECIATION     $4,091,165                  $4,091,165

Nlg       30,561,000   Dem           27,281,735   10-May-95    ($21,246)                   ($21,246)
Gbp       7,490,400    US$           11,879,774   10-May-95    (171,000)                   (171,000)
US$       10,000,000   Aud           13,747,594   10-May-95    (1,822)                     (1,822)
US$       15,000,000   Aud           20,270,270   10-May-95    (258,092)                   (258,092)
US$       9,785,787    Aud           13,241,931   10-May-95    (147,651)                   (147,651)
Dem       48,433,000   US$           34,643,997   10-May-95    (292,382)                   (292,382)
Itl       29,710,219,600             US$          17,099,407   10-May-95                   (547,643)
          (547,643)
Aud       45,976,000   US$           33,333,979   10-May-95    (102,868)                   (102,868)
Dem       29,903,730   Itl           31,967,087,370            10-May-95                   (2,583,016)
          (2,583,016)
Jpy       778,400,000  US$           7,942,047    10-May-95    (1,334,316)                 (1,334,316)
Esp       4,461,200,000              US$          34,348,630   10-May-95                   (1,864,761)
          (1,864,761)
Gbp       9,170,090    Dem           20,246,000   4-Aug-95     (107,629)                   (107,629)
                            TOTAL UNREALIZED DEPRECIATION      ($7,432,426)                ($7,432,426)

Dem    =  Deutsche Marks             Nlg        = Dutch Guilders              Esp       =Spanish Pesetas
Itl    =  Italian Lira            Gbp           = British Pounds              Aud       =Australian Dollars
Jpy    =  Japanese Yen







SCHEDULE OF FOREIGN CURRENCY HELD AS OF APRIL 30, 1995

                                                                              THE BLANCHARD
                                                                              SHORT-TERM
                                                                              FLEXIBLE INCOME   PRO FORMA
                       CURRENCY HELD            COST        MARKET VALUE      FUND              COMBINED
       Australian Dollars                       138,898        $101,097                         $101,097
       $101,097
       British Pounds  45                       73             73                               73
       Deutsche Marks  1,101                    793            793                              793
       Italian Lira    5,162,758,058            3,032,897      3,072,156                        3,072,156
       Spanish Pesetas 17,655,177               143,456        143,456                          143,456
                                                $3,278,316     $3,317,575                       $3,317,575




THE BLANCHARD SHORT-TERM FLEXIBLE INCOME FUND
(FORMERLY THE BLANCHARD SHORT-TERM BOND FUND)
THE BLANCHARD SHORT-TERM GLOBAL INCOME FUND

PRO FORMA COMBINING STATEMENT OF OPERATIONS (UNAUDITED)

YEAR ENDED APRIL 30, 1995


                                              THE        THE
                                              BLANCHARD  BLANCHARD
                                              SHORT-TERM SHORT-TERM
                                              FLEXIBLE   GLOBAL       PRO FORMA    PRO FORMA
                                              INCOME     INCOME
                                              FUND       FUND         ADJUSTMENTS  COMBINED
INVESTMENT INCOME:
Interest income (net of foreign withholding
    tax of $85,010)                            $1,934,317  $27,791,428  $     ----  $29,725,745

                                                                                                   31,431,600
EXPENSES:                                                                                         374,808,933
Investment management fee                         235,737    2,811,067                3,046,804   406,240,533           6286.32
Plan of distribution fee                           78,579      937,022                1,015,601
Transfer agent fees                                75,999      779,000                  854,999   812481.0667   42,518
Trustees' fees, retirement plan curtailment        36,894      403,258                  440,152
and expenses
Custodian fees                                     36,080      337,214     (7,678)      365,616     365616.48               (0)
Accounting fees                                    96,176      230,000    (65,000)      261,176   203120.2667            58,056
Professional fees                                  34,282      168,029                  202,311
Shareholder reports and notices                    24,950       62,136    (24,950)       62,136
Organizational expenses                            15,429       26,748    (26,748)       15,429
Registration fees                                  27,500       26,500    (26,500)       27,500
Other                                               4,474       16,293                   20,767   203120.2667            10,508

     Total expenses                               666,100    5,797,267   (150,876)    6,312,491

Deduct-
   Waivers by Manager and Distributor             234,663      182,085   (203,120)      213,628

     Net expenses                                 431,437    5,615,182   (353,996)    6,098,863

          Net investment income                 1,502,880   22,176,246     353,996   23,626,882

REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS:
Realized gain (loss) on:
  Investments - net                             (541,619) (10,489,372)        ---- (11,030,991)
  Futures transactions - net                         ----    (521,197)                (521,197)
  Forward currency contracts and foreign
exchange
   contracts - net                               (30,645) (33,387,574)             (33,418,219)

    Total realized gain(loss)                   (572,264) (44,398,143)        ---- (44,970,407)
Change in unrealized appreciation
(depreciation) on:
  Investments - net                               443,090    7,167,814                7,610,904
  Forward currency contracts, futures
transactions
    and translation of other assets and
liabilities
    denominated in foreign currency - net            ----    8,408,763        ----    8,408,763

     Total unrealized appreciation                443,090   15,576,577        ----   16,019,667
(depreciation)

     Net realized and unrealized gain (loss)    (129,174) (28,821,566)        ---- (28,950,740)
on investments

          Change in net assets resulting       $1,373,706 ($6,645,320)    $353,996 ($5,323,858)
from operations



(See Legend on following page)

(See Notes to Pro Forma Financial Statements)



THE BLANCHARD SHORT-TERM FLEXIBLE INCOME FUND
(FORMERLY THE BLANCHARD SHORT-TERM BOND FUND)
THE BLANCHARD SHORT-TERM GLOBAL INCOME FUND
PRO FORMA COMBINING SCHEDULE OF PORTFOLIO OF INVESTMENTS (UNAUDITED) APRIL 30, 1995


       PRINCIPAL AMOUNT                                                                    VALUE

THE
BLANCHARD THE                                                                                  THE
SHORT-    BLANCHARD                                                             THE            BLANCHARD
TERM      SHORT-TERM                                                            BLANCHARD      SHORT-TERM
FLEXIBLE  GLOBAL                                                                SHORT-TERM     GLOBAL
INCOME    INCOME     PRO FORMA                                                  FLEXIBLE       INCOME       PRO FORMA
FUND      FUND       COMBINED                                                   INCOME FUND    FUND         COMBINED

                                FOREIGN FIXED INCOME - 23.9%
                                GERMANY - 6.4%
                                  GOVERNMENT/AGENCY - 6.4%
      Dem 17,500,000 17,500,000 Allemagne, 6.63%, 1/20/98                                       $12,887,568  $12,887,568
           5,100,000  5,100,000 Treuhandanat, 6.13%, 6/25/98                                      3,703,978    3,703,978

                                  Total                                                          16,591,546   16,591,546

                                NETHERLANDS - 7.3%
                                GOVERNMENT/AGENCY - 7.3%
      Nlg 29,000,000 29,000,000 Hollande, 6.25%, 7/15/98                                         18,790,416   18,790,416

                                UNITED KINGDOM - 10.2%
                                FINANCIAL SERVICES - 5.5%
      Gbp  1,000,000  1,000,000 Abbey National, 7.75%, 6/23/98                                    1,574,870    1,574,870
           2,225,000  2,225,000 Abbey National, 6.00%, 8/10/99                                    3,242,286    3,242,286
           1,000,000  1,000,000 Bayerische Hypotheken, 7.00%, 12/21/98                            1,530,620    1,530,620
           2,000,000  2,000,000 Halifax, 7.75%, 12/03/98                                          3,113,535    3,113,535
             830,000    830,000 Leeds Permanent, 7.38%, 5/06/98                                   1,285,440    1,285,440
           1,000,000  1,000,000 Lloyds Bank, 10.25%, 3/11/98                                      1,665,379    1,665,379
           1,000,000  1,000,000 National Providence Building, 8.25%, 11/04/98                     1,586,938    1,586,938

                                   Total                                                         13,999,068   13,999,068


                                GOVERNMENT/AGENCY - 4.7%
           8,140,000  8,140,000 United Kingdom Treasury, 7.00%, 11/06/01                         12,217,760   12,217,760

                                  Total United Kingdom                                           26,216,828   26,216,828

                                   TOTAL FOREIGN FIXED INCOME (IDENTIFIED COST                   61,598,790   61,598,790
                                $61,998,519)

                                U.S. FIXED INCOME - 65.6%
                                AIRLINES - 1.3%
          $3,000,000 $3,000,000 United Airlines Inc., Series A, 10.67%, 5/01/04                   3,268,370    3,268,370
                                COMPUTERS & RELATED - 2.5%
           5,000,000  5,000,000 Comdisco Inc., 7.25%, 4/15/98                                     4,998,800    4,998,800
           1,000,000  1,000,000 Unisys Corp. Sr. Note, 9.75%, 9/15/96                             1,026,446    1,026,446
             500,000    500,000 Unisys Corp. Sr. Note, 9.50%, 7/15/98                               500,750      500,750

                                  Total                                                           6,525,996    6,525,996

                                CONSUMER RELATED - 2.0%
$500,000               $500,000 RJR Nabisco, 8.30%, 4/15/99                           $509,828                  $509,828

          $2,000,000  2,000,000 RJR Nabisco, 8.75%, 8/15/05                                      $1,942,688    1,942,688
           2,500,000  2,500,000 Valassis Inserts, 9.38%, 3/15/99                                  2,592,003    2,592,003

                                   Total                                               509,828    4,534,691    5,044,519
                                ELECTRICAL UTILITIES - 2.0%
           2,750,000  2,750,000 Long Island Lighting, 7.30%, 7/15/99                              2,603,736    2,603,736
           2,500,000  2,500,000 Niagara Mohawk Power Corp., 9.95%, 6/01/00                        2,632,675    2,632,675

                                   Total                                                          5,236,411    5,236,411

                                ENTERTAINMENT - 2.1%
           2,000,000  2,000,000 Caesar's World Inc. Sr. Sub Notes, 8.88%, 8/15/02                 2,065,000    2,065,000
           3,000,000  3,000,000 Time Warner Entertainment Co., 9.63%, 5/01/02                     3,245,991    3,245,991

                                  Total                                                           5,310,991    5,310,991

                                FINANCIAL SERVICES - 30.4%
           5,000,000  5,000,000 Advanta MTC, Series 1995, 7.82%, 8/25/03                          4,996,875    4,996,875
           3,211,457  3,211,457 CMC Securities Corp., 1993, 7.50%, 2/25/23                        3,193,376    3,193,376
           5,000,000  5,000,000 Chrysler Financial MTN, 7.44%, 10/20/97                           5,013,220    5,013,220
           5,802,456  5,802,456 Contimortage 1995-1, 8.75%, 4/15/07                               5,894,933    5,894,933
           5,000,000  5,000,000 Dean Witter Discover & Co., 6.00%, 3/01/98                        4,855,365    4,855,365
          10,275,000 10,275,000 Discover Credit Corp. MTN, 7.76%, 5/13/97                        10,394,180   10,394,180
           5,000,000  5,000,000 Ford Motor Credit Corp., 5.32%, 9/15/98                           4,716,200    4,716,200
           5,686,741  5,686,741 General Electric Capital Mtg., 1992, 7.50%,                       5,681,406    5,681,406
                                11/25/18
           4,642,955  4,642,955 General Motors Acceptance Corp., 1993 B A, 4.00%,                 4,537,932    4,537,932
                                9/15/98
           2,500,000  2,500,000 Groupe Videotron, 10.63%, 2/15/05                                 2,612,500    2,612,500
           6,000,000  6,000,000 International Business Machines Credit, 7.40%,                    6,035,352    6,035,352
                                1/19/96
           5,000,000  5,000,000 Lehman Brothers Hldg. MTN, 8.63%, 2/26/99                         5,104,805    5,104,805
           2,470,391  2,470,391 Merrill Lynch Mtge. Inv., 1990, 9.20%, 1/15/11                    2,566,465    2,566,465
           4,962,460  4,962,460 Money Store, Series 1995-A, 8.00%, 9/15/05                        4,999,679    4,999,679
           7,500,000  7,500,000 New American Capital, 7.69%, 7/12/95                              7,500,000    7,500,000

                                   Total                                                         78,102,288   78,102,288
                                GOVERNMENT/AGENCY - 21.9%
$1,000,00            $1,000,000 Federal National Mortgage Assoc., 8.20%, 8/10/98    $1,005,763              $1,005,7630

          $5,000,000  5,000,000 Government National Mortgage Assoc., 9.50%,                      $5,262,500    5,262,500
                                12/15/21
209,064                 209,064 Government National Mortgage Assoc. II, 10.00%,        221,673                   221,673
                                6/20/16
                                Resolution Trust Corp.
250,000                 250,000   6.00%, 1/15/04                                       249,688                   249,688

           6,795,834  6,795,834   5.33%, 9/25/21                                                  6,583,465    6,583,465
           3,559,951  3,559,951   5.83%, 9/25/19                                                  3,453,152    3,453,152
           2,728,754  2,728,754   5.90%, 7/25/23                                                  2,701,466    2,701,466
           2,106,119  2,106,119   5.97%, 5/25/21                                                  2,042,936    2,042,936
           2,093,821  2,093,821   6.98%, 3/25/22                                                  2,088,586    2,088,586
           2,340,164  2,340,164   7.32%, 11/25/25                                                 2,305,062    2,305,062
           6,456,497  6,456,497   7.75%, 12/25/18                                                 6,424,214    6,424,214
           3,886,383  3,886,383   7.87%, 9/25/29                                                  3,879,096    3,879,096
           3,931,403  3,931,403   8.15%, 1/25/21                                                  3,975,631    3,975,631
             937,699    937,699   8.77%, 3/25/21                                                    937,230      937,230
           1,273,000  1,273,000   8.80%, 8/25/23                                                  1,303,234    1,303,234
                                U.S. Treasury Notes
           4,500,000  4,500,000   6.88%, 10/31/96                                    4,523,904                 4,523,904
           2,500,000  2,500,000   7.50%, 2/29/96                                     2,523,438                 2,523,438
           2,000,000  2,000,000   7.50%, 1/31/96                                     2,016,874                 2,016,874
           5,000,000  5,000,000   5.50%, 4/30/96                                     4,959,375                 4,959,375

                                  Total                                             15,500,715   40,956,572   56,457,287

                                HOTELS - 1.0%
           2,500,000  2,500,000 Embassy Suites, 8.75%, 3/15/00                                    2,487,500    2,487,500
                                INDUSTRIAL RELATED - 1.7%
           2,500,000  2,500,000 Oryx Energy Co., 9.75%, 9/15/88                                   2,521,875    2,521,875
500,000                 500,000 PDV America Inc., 7.25%, 8/01/98                       455,841                   455,841

           2,000,000  2,000,000 USX Corp., Subordinated Deb., 5.75%, 7/01/01                      1,725,000    1,725,000

                                  Total                                                455,841    4,246,875    4,702,716

                                UTILITIES - 0.7%
          $1,650,000 $1,650,000 Arkla Inc., 8.88%, 7/15/99                        $       ---    $1,699,106   $1,699,106

                                TOTAL U.S. FIXED INCOME                             16,466,384  152,368,800  168,835,184

                                  (IDENTIFIED COST $167,916,934)
                                U.S. HIGH YIELD SECURITIES - 2.3%
                                AIRLINES - 0.1%
$200,000                200,000 U.S. Air Inc., Series D, 9.80%, 1/15/00                173,250                   173,250


                                BASIC MATERIALS - 0.2%
500,000                 500,000 Owens Illinois Inc., 10.25%, 4/01/99                   511,250                   511,250


                                CONSUMER RELATED - 0.3%
200,000                 200,000 MacAndrews & Forbes Group Inc., 12.25%, 7/01/96        201,500                   201,500
500,000                 500,000 Revlon Consumer Products Corp., 9.50%, 6/01/99         491,250                   491,250


                                  Total                                                692,750                   692,750

                                ENERGY & OIL RELATED - 0.3%
400,000                 400,000 Texas New Mexico Power Co., 9.25%, 9/15/00             399,584                   399,584
500,000                 500,000 Triton Energy Corp., 0%, 11/01/97                      398,750                   398,750
                                   Total                                               798,334                   798,334

                                FINANCIAL SERVICES - 0.7%
500,000                 500,000 Great American Holding Corp., 11.00%, 8/15/98          501,875                   501,875

500,000                 500,000 Navistar Financial Group Corp., 8.88%, 11/15/98        492,500                   492,500

400,000                 400,000 Presidential Life Corp., 9.50%, 12/15/00               386,000                   386,000

500,000                 500,000 Reliance Group Holdings Inc., 9.00%, 11/15/00          476,875                   476,875


                                  Total                                              1,857,250                 1,857,250

                                INDUSTRIAL RELATED - 0.5%
350,000                 350,000 Armco, Inc. 9.38%, 11/01/00                            331,625                   331,625

350,000                 350,000 Sequa Corp., 8.75%, 12/15/01                           329,437                   329,437

500,000                 500,000 Unisys Corp., 10.63%, 10/01/99                         527,197                   527,197


                                  Total                                              1,188,259                 1,188,259

                                MEDICAL SERVICES - 0.1%
350,000                 350,000 Healthsouth Rehabilitation Corp., 9.50%, 4/01/01       357,875                   357,875


                                TELECOMMUNICATIONS - 0.1%
$168,800               $168,800 SCI Television Inc., 7.50%, 6/30/98                   $167,112                  $167,112


                                  TOTAL U.S. HIGH YIELD SECURITIES                   5,746,080                 5,746,080

                                  (IDENTIFIED COST $5,880,640)
                                SHORT-TERM SECURITIES - 6.1%
          $1,000,000  1,000,000 American Express Credit Corp., 5.70%, 5/01/95                    $1,000,000    1,000,000
740,000                 740,000 Associates Corp. of N.A., 5.80%, 5/01/95               740,000                   740,000

           5,000,000  5,000,000 Salomon Inc., 5.91%, 9/29/95                                      4,976,730    4,976,730
           9,000,000  9,000,000 U.S. Treasury Bill, 4.56%, 5/04/95                                8,995,800    8,995,800

                                  TOTAL SHORT-TERM SECURITIES                          740,000   14,972,530   15,712,530

                                   (IDENTIFIED COST $15,715,006)
                                OUTSTANDING OPTIONS PURCHASED - 0.0%
           CONTRACTS            PUT OPTIONS

                 150        150 (d) Euro$ Future, expiring 9/18/95 @ $93.50
                                   TOTAL OUTSTANDING OPTIONS PURCHASED                               75,000       75,000

                                    (IDENTIFIED COST $72,376)
                                   TOTAL INVESTMENTS (IDENTIFIED COST              $22,952,464 $229,015,120 $251,967,584
                                $251,583,475) (A)




* Securities partially segregated to collateralize forward currency contracts and options. Total market value segregated is $1,089,457.

+Registered under SEC rule 144-A, resale restricted as to qualified institutional buyers: represents 3.21% of net assets.

(a) The aggregate cost for federal income tax purposes is $251,586,100; the gross unrealized appreciation is $1,260,810; and the unrealized depreciation is $878,880; resulting in net unrealized appreciation of $381,930.

(b) Variable rate security. Rate shown reflects the current rate as of April 30, 1995.

(c) Convertible security.

(d) Non-income producing.

(e) Pays interest at LIBOR plus 137.5 basis points until July 12, 1995. After July 12, 1995, the rate resets to 7.69%.

MTN = Medium Term Note


Note: The categories of investments are shown as a percentage of net assets



BLANCHARD SHORT-TERM GLOBAL INCOME FUND
FEDERATED INVESTORS TOWER
PITTSBURGH, PA 15222-3779


BLANCHARD SHORT-TERM GLOBAL INCOME FUND
CUSIP NO.  093265205
FOR SPECIAL MEETING OF SHAREHOLDERS JANUARY 15, 1996

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned shareholders of Blanchard Short-Term Global Income Fund, a portfolio of Blanchard Funds hereby appoint C. Grant Anderson, Patricia F. Conner, Cathy Ryan, Suzanne Land and Gia Albanowski or any one of them, true and lawful attorneys, with the power of substitution of each, to vote all shares of Blanchard Short-Term Global Income Fund, which the undersigned is entitled to vote, at the Special Meeting of Shareholders to be held on January 15, 1996, at Federated Investors Tower, Pittsburgh, Pennsylvania, at 2:00 p.m. (Eastern time) and at any adjournment thereof.

Discretionary authority is hereby conferred as to all other matters as may properly come before the Special Meeting.

PROPOSAL(S)

1) TO APPROVE OR DISAPPROVE AN AGREEMENT AND PLAN OF REORGANIZATION PROVIDING FOR THE TRANSFER OF THE ASSETS OF BLANCHARD SHORT-TERM GLOBAL INCOME FUND TO BLANCHARD SHORT-TERM FLEXIBLE INCOME FUND.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES WHO RECOMMEND THAT YOU VOTE FOR THE PROPOSED REORGANIZATION. The attorneys named will vote the shares represented by this proxy in accordance with the choices made on this card. IF NO CHOICE IS INDICATED AS TO ANY ITEM, THIS PROXY WILL BE VOTED AFFIRMATIVELY ON THAT MATTER.
PLEASE RETURN BOTTOM PORTION WITH YOUR VOTE IN THE ENCLOSED ENVELOPE AND RETAIN THE TOP PORTION. Place the ballot so that the return address, located on the reverse side of the mail-in-stub, appears through the window of the envelope.

BLANCHARD SHORT-TERM GLOBAL INCOME FUNDPROXY VOTING MAIL-IN STUB

RECORD DATE SHARES

Please sign EXACTLY as your name(s) appear above. When signing as attorney, executor, administrator, guardian, trustee, custodian, etc., please give your full title as such. If a corporation or partnership, please sign the full name by an authorized officer or partner. If stock is owned jointly, all parties should sign.
                          PROPOSAL(S):

                          1) FOR        AGAINST        ABSTAIN
                                 ----           ----           ----

Dated:                , 19
       ===============    ====


---------------------------
Signature(s) of Shareholders(s)


PART C - OTHER INFORMATION
Item 15.  Indemnification
     Indemnification is provided to officers and trustees of the Registrant pursuant to the Registrant's Declaration of Trust, except where such indemnification is not permitted by law. However, the Declaration of Trust does not protect the trustees from liabilities based on willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office.
     Trustees and officers of the Registrant are insured against certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Act").
     Insofar as indemnification for liabilities arising under the Act may be permitted to trustees, officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such trustees, officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
     Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for trustees, officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made: (i) by a majority vote of a quorum of non-party trustees who are not interested persons of the Registrant; or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an officer, trustee, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16.  Exhibits
1.1 Conformed Copy of Declaration of Trust of the Registrant dated January 24, 1986(1)
1.2 Conformed Copy of Amendment to the Declaration of Trust of the Registrant dated December 4, 1990(2)
2.     Copy of Bylaws of the Registrant(1)
3.     Not Applicable
4. Agreement and Plan of Reorganization is included as Appendix A to the Combined Proxy Statement and Prospectus of this Registration Statement(7)
5.     Not Applicable
6.1 Form of Management Agreement between Registrant and Sheffield Management Company for Short-Term Global Income Fund series(2)
6.2 Form of Management Agreement between Registrant and Sheffield Management Company for Short-Term Bond Fund series(3)
6.3 Form of Sub-Advisory Agreement between Sheffield Management Company and Lombard Odier International Portfolio Management Limited for Short-Term Global Income Fund series(2)
6.4 Form of Sub-Advisory Agreement between Sheffield Management Company and OFFITBANK for Short-Term Bond Fund series(3)
6.5 Forms of Sub-Advisory Agreements for Short-Term Global Income Fund and Short-Term Bond Fund between Virtus Capital Management, Inc. and Lombard Odier International Portfolio Management Limited and OFFITBANK, respectively(4)
6.5 Forms of Sub-Advisory Agreement between Lombard Odier International Portfolio Management Limited and WLO Global Management for Short-Term Global Income Fund(4)
7.1 Form of Distribution Agreement between Registrant and Sheffield Investments, Inc. for Short-Term Global Income Fund series(5)
7.2 Form of Distribution Agreement between Registrant and Sheffield Investments, Inc. for Short-Term Bond Fund series(3)
7.2 Conformed copy of Distributor's Contract between Registrant, on behalf of each of the series, and Federated Securities Corp.(6)
8.     Not Applicable
9.1 Forms of Custody, Transfer Agency and Fund Accounting and Pricing Services Agreements between Registrant and United States Trust Company of New York for Short-Term Global Income Fund series(5)
9.2 Forms of Custody, Transfer Agency and Fund Accounting and Pricing Services Agreements between Registrant and United States Trust Company of New York for Short-Term Bond Fund series(3)
9.3 Form of Sub-Custodian Agreement United States Trust Company of New York and Citibank, N.A. for Short-Term Global Income Fund series(5)
9.4 Form of Sub-Custodian Agreement United States Trust Company of New York and Morgan Stanley Trust Company for Short-Term Bond Fund series(3)
10.1 Form of Rule 12b-1 Distribution and Marketing Plan for Short-Term Global Income Fund series(5)
10.2 Form of Rule 12b-1 Distribution and Marketing Plan for Short-Term Bond Fund series(3)
10.3   Conformed copy of Distribution Plan(6)
10.4   Copy of 12b-1 Agreement(6)
11.    Opinion regarding legality of shares being issued(7)
12.    Form of Opinion regarding tax consequences of Reorganization*
13.1 Conformed copy of Administrative Services Agreement between Registrant, on behalf of each series, and Federated Administrative Services(6)
14.    Conformed Copy of Consent of Price Waterhouse LLP, Independent
       Accountants*
15.    Not Applicable
16.    Conformed Copy of Power of Attorney(6)
17.1   Copy of Declaration under Rule 24f-2 (7)
17.2   Form of Proxy (7)

*    Filed electronically.

(1) Response is incorporated by reference to Registrant's Initial Registration Statement on Form N-1A filed February 5, 1986 (File Nos. 33-3165 and 811-4579).

(2) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 8 on Form N-1A filed on December 21, 1990 (File Nos. 33-3165 and 811-4579).
(3) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 16 on Form N-1A filed February 5, 1993 (File Nos. 33-3165 and 811-4579).

(4) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 29 on Form N-1A filed August7, 1995 (File Nos. 33-3165 and 811-4579).

(5) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 7 on Form N-1A filed November 2, 1990 (File Nos. 33-3165 and 811-4579).

(6) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 30 on Form N-1A filed September 1, 1995 (File Nos. 33-3165 and 811-4579).

(7) Response is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 on Form N-14 filed October 26, 1995 (File No. 811-4579).



Item 17.  Undertakings
     (1) The undersigned Registrant agrees that prior to any public reofferring of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reofferring prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.


SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant, BLANCHARD FUNDS, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on November 24, 1995.
                         BLANCHARD FUNDS
                         (Registrant)

                         By:/s/ C. Grant Anderson
                         C. Grant Anderson, Assistant Secretary
                         Attorney in Fact for John F. Donahue
                         November 24, 1995

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:
   NAME                       TITLE                    DATE

By:/s/C. Grant Anderson
   C. Grant Anderson        Attorney In Fact  November 24, 1995
   ASSISTANT SECRETARY      For the Persons
                            Listed Below

   NAME                       TITLE

John F. Donahue*            Chairman and Trustee
                            (Chief Executive Officer)

Edward C. Gonzales*         President, Treasurer and
                            Trustee     (Principal Financial
                            and Accounting Officer)

Thomas G. Bigley*           Trustee

John T. Conroy, Jr.*        Trustee

William J. Copeland*        Trustee

James E. Dowd*              Trustee

Lawrence D. Ellis, M.D.*    Trustee

Edward L. Flaherty, Jr.*    Trustee

Peter E. Madden*            Trustee

Gregor F. Meyer*            Trustee

John E. Murray, Jr.*        Trustee

Wesley W. Posvar*           Trustee

Marjorie P. Smuts*          Trustee